Exhibit 99.1

LAIX Inc. Announces Fourth Quarter and Full Year 2019 Unaudited Financial Results

Fourth quarter 2019 net revenues increased by 3.1% year-over-year

Full year 2019 net revenues increased by 60.6% year-over-year

SHANGHAI, March 12, 2020 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operating Highlights

•	Net revenues were RMB231.4 million (US$33.2 million), a 3.1% increase from RMB224.5 million for the fourth quarter of 2018.

•	Gross billings[1] were RMB341.9 million (US$49.1 million), a 4.8% decrease from RMB359.0 million for the fourth quarter of 2018.

•	Gross margin was 66.7%, compared with 68.1% for the fourth quarter of 2018.

•	Approximately 0.7 million paying users purchased the Company’s courses and services for the fourth quarter of 2019, compared with approximately 1.0 million paying users for the fourth quarter of 2018.

•	Total cumulative registered users were 161.6 million as of December 31, 2019, compared with 110.3 million total cumulative registered users as of December 31, 2018.

Full Year 2019 Financial and Operating Highlights

•	Net revenues were RMB1,023.2 million (US$147.0 million), a 60.6% increase from RMB637.2 million for the full year of 2018.

•	Gross billings were RMB1,294.3 million (US$185.9 million), a 31.2% increase from RMB986.6 million for the full year of 2018.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

•	Gross margin was 73.3%, compared with 72.6% for the full year of 2018.

•	Approximately 3.0 million paying users purchased the Company’s courses and services for the full year of 2019, compared with approximately 2.5 million paying users for the full year of 2018.

Management Comments

“We are all very concerned about the COVID-19 outbreak in China. As part of our overall existing corporate social responsibility mandate, we have initiated efforts as a Company to help those who have been impacted. At the end of January, we launched a nationwide initiative to offer complimentary courses as a way to support this fight and help those in the most impacted regions. We hope our offerings will bring encouragement to our users through our effective online language learning products. Internally, we have been adjusting our operations with employees in Wuhan who were working from home since the outbreak. However, we believe there will be very limited impact on our operational and financial performance due to our online business model. At the industry level, we have seen increasing user traffic and accelerating popularity of online education, we believe we can help make a difference in language learning by providing an effective, efficient, and customized online learning experience,” said Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX.

“In 2019 we remained focused on product and learning experience improvement by leveraging our steadfast commitment to providing ‘education for all, starting from English.’ Net revenues for the fourth quarter of 2019 came in at RMB231.4 million, meeting our previous guidance range. As we continued to invest in the product mix, including new products targeting the kids’ English learning market, we incurred ongoing content development and IT service costs, which had impacted our gross margin. However, we believe we will benefit from these investments as they begin to show return this year. In addition, our efforts to optimize our marketing strategy showed positive signs, as gross billings for the fourth quarter increased by 24% while sales and marketing expenses decreased by 8%, both on a sequential basis, representing the trend of higher efficiency we have seen in our sales and marketing spending. We also saw gross billings per paying user increased sequentially in the fourth quarter, representing a strong testament in our ability to optimize the product mix and increase the average selling price.

“We also made meaningful progress in new product initiatives throughout the past year. The K-12 market represents an important growth driver for us in 2020 and we recently launched kids core course in early March after seeing the sales of our kids phonics course, our first paid offering in the kids market, grew nicely in the second half of 2019. With our offering being one of the top choices for language learners in the adult market, we have a number of initiatives underway to now penetrate into the K-12 market as well. As more of our adult users become parents themselves, we believe that with our strong brand recognition and compelling learning experience, they will choose our learning products for their children, allowing us to attract new users and cross-sell our products in a cost-effective manner.

“Our strong research and development capabilities continue to gain industry recognition, as our AI lab was awarded as Shanghai Key Laboratory of Artificial Intelligence in Learning and Cognitive Science in January 2020 as one of the first ten non-state-owned companies receiving such recognition.

“Looking into 2020, we see great opportunity in strengthening our leadership position in China’s adult English learning market. We will continue to enrich our product mix by offering a greater number of paid courses that meet the needs of a broad demographic range and address a spectrum of learning interests and needs. With the growth of our paid course offerings at a wider range of prices, we expect to further drive user conversion and enhance user lifetime value. At the same time, we are working hard to improve our operating efficiencies and cost structure as we serve an increasingly large number of users,” concluded Dr. Wang.

Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2019 were RMB231.4 million (US$33.2 million), a 3.1% increase from RMB224.5 million for the same quarter last year. The increase was primarily attributable to the growth of the Company’s business and the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning.

Cost of Revenues

Cost of revenues for the fourth quarter of 2019 was RMB77.1 million (US$11.1 million), a 7.6% increase from RMB71.7 million for the same quarter last year. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2019 was RMB154.3 million (US$22.2 million), a 0.9% increase from RMB152.8 million for the same quarter last year.

Gross margin for the fourth quarter of 2019 was 66.7%, compared with 68.1% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2019 were RMB367.7 million (US$52.8 million), a 17.6% increase from RMB312.5 million for the same quarter last year, with expenses increase primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the fourth quarter of 2019 were RMB266.9 million (US$38.3 million), a 10.4% increase from RMB241.7 million for the same quarter last year. The increase was primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Sales and marketing expenses as a percentage of net revenues increased to 115.3% for the fourth quarter of 2019, compared with 107.7% for the same quarter last year.

Research and development expenses for the fourth quarter of 2019 were RMB53.2 million (US$7.6 million), a 1.0% decrease from RMB53.7 million for the same quarter last year. Research and development expenses as a percentage of net revenues increased from the same quarter last year, representing 23.0% of net revenues for the fourth quarter of 2019, compared with 23.9% for the same quarter last year.

General and administrative expenses for the fourth quarter of 2019 were RMB47.7 million (US$6.8 million), a 179.1% increase from RMB17.1 million for the same quarter last year, primarily due to discretionary bonus for key employees, increases in salaries and benefits for general and administrative personnel and impairment charge to the carrying value of leasehold improvements and furniture. General and administrative expenses were 20.6% of net revenues for the fourth quarter of 2019, compared with 7.6% for the same quarter last year.

Loss from Operations

Loss from operations for the fourth quarter of 2019 was RMB211.1 million (US$30.3 million), compared with RMB159.7 million for the same quarter last year due to the aforementioned reasons including general business growth and user base expansion.

Adjusted EBITDA2

Adjusted EBITDA for the fourth quarter of 2019 was a loss of RMB195.7 million (US$28.1 million), compared with an adjusted EBITDA loss of RMB149.1 million for the same quarter last year.

Foreign exchange related (losses) / gains, net

Foreign exchange gain was RMB1.1 million (US$0.2 million) in the fourth quarter of 2019, compared with a foreign exchange gain of RMB0.1 million for the same quarter last year.

Net Loss

Net loss for the fourth quarter of 2019 was RMB205.6 million (US$29.5 million), compared with RMB163.4 million for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Adjusted net loss3 for the fourth quarter of 2019 was RMB202.3 million (US$29.1 million), compared with RMB157.0 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth quarter of 2019 was RMB4.15 (US$0.60), compared with RMB3.41 for the same quarter last year.

Full Year 2019 Financial Results

Net Revenues

Net revenues for the full year of 2019 were RMB1,023.2 million (US$147.0 million), a 60.6% increase from RMB637.2 million for the full year of 2018. The increase was primarily attributable to the growth of the Company’s business and the platform-wide expansion of the Company’s paying user base as well as the increased adoption of the Company’s proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning.

Cost of Revenues

Cost of revenues for the full year of 2019 was RMB273.5 million (US$39.3 million), a 56.5% increase from RMB174.7 million for the full year of 2018. This change was primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, with all such costs resulting from the Company’s general business growth and user base expansion.

Gross Profit and Gross Margin

Gross profit for the full year of 2019 was RMB749.7 million (US$107.7 million), a 62.1% increase from RMB462.5 million for the full year of 2018 as a result of increased economies of scale.

Gross margin for the full year of 2019 was 73.3%, compared with 72.6% for the full year of 2018.

Operating Expenses

Total operating expenses for the full year of 2019 were RMB1,336.8 million (US$192.0 million), a 44.4% increase from RMB926.0 million for the full year of 2018, with expenses increase primarily resulting from business growth activities, the development and introduction of new products and the costs associated with the expansion of the Company’s user base.

Sales and marketing expenses for the full year of 2019 were RMB969.4 million (US$139.2 million), a 37.4% increase from RMB705.4 million for the full year of 2018. The increase was primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including the Company’s online study advisors. Sales and marketing expenses as a percentage of net revenues declined to 94.7% for the full year of 2019, compared with 110.7% for the full year of 2018.

Research and development expenses for the full year of 2019 were RMB213.9 million (US$30.7 million), a 37.8% increase from RMB155.2 million for the full year of 2018, primarily due to an increase in salaries and benefits for research and development personnel. Research and development expenses as a percentage of net revenues decreased from the prior year, representing 20.9% of net revenues for the full year of 2019, compared with 24.3% for the full year of 2018.

General and administrative expenses for the full year of 2019 were RMB153.5 million (US$22.1 million), a 134.6% increase from RMB65.4 million for the full year of 2018, primarily due to discretionary bonus for key employees, increases in salaries and benefits for general and administrative personnel, and professional service fees. General and administrative expenses were 15.0% of net revenues for the full year of 2019, compared with 10.3% for the full year of 2018.

Loss from Operations

Loss from operations for the full year of 2019 was RMB584.7 million (US$84.0 million), compared with RMB463.5 million for the full year of 2018 due to the aforementioned reasons including general business growth and user base expansion.

Adjusted EBITDA

Adjusted EBITDA for the full year of 2019 was a loss of RMB528.7 million (US$75.9 million), compared with an adjusted EBITDA loss of RMB413.0 million for the full year of 2018.

Foreign exchange related (losses) / gains, net

Foreign exchange loss was RMB2.5 million (US$0.4 million) for the full year of 2019, compared with a foreign exchange loss of RMB4.2 million for the full year of 2018.

Net Loss

Net loss for the full year of 2019 was RMB574.8 million (US$82.6 million), compared with RMB488.1 million for the full year of 2018.

Adjusted net loss for the full year of 2019 was RMB548.1 million (US$78.7 million), compared with RMB442.6 million for the full year of 2018.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the full year of 2019 was RMB11.64 (US$1.67), compared with RMB19.17 for the full year of 2018.

Balance Sheet

As of December 31, 2019, the Company’s cash, cash equivalents, restricted cash and short-term investments totaled RMB552.6 million (US$79.4 million), compared with RMB747.8 million as of December 31, 2018.

The Company had deferred revenues (current and non-current) of RMB696.0 million (US$100.0 million) as of December 31, 2019, compared with RMB477.6 million as of December 31, 2018.

Outlook

For the first quarter of 2020, the Company currently expects:

•	Net revenues to be between RMB190.0 million to RMB210.0 million, which would represent a decrease of approximately 25.0% to 17.1% from RMB253.3 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on March 12, 2020 (9:00 AM Beijing/Hong Kong time on March 13, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308
International:	+1-647-689-5527
China:	400-048-6136
China, Domestic:	400-043-3098
Hong Kong:	+852-5803-0358
Conference ID:	3869614

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Chuhan Wang

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2018	December 31, 2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	344,722	281,166	40,387
Restricted cash	—	1,816	261
Short-term investments	403,107	269,643	38,732
Accounts receivable, net	14,404	7,360	1,057
Prepayments and other current assets	109,550	86,787	12,466

Total current assets	871,783	646,772	92,903

Non-current assets:
Property and equipment, net	42,606	71,637	10,290
Investment in equity fund	5,753	5,919	850
Intangible assets, net	1,289	15,541	2,232
Operating lease right-of-use assets, net (1)	—	155,525	22,340
Other non-current assets	12,011	8,447	1,213
Deferred tax assets	16,940	15,336	2,203

Total non-current assets	78,599	272,405	39,128

Total assets	950,382	919,177	132,031

LIABILITIES
Current liabilities:
Accounts payable	69,558	137,684	19,777
Deferred revenue	477,595	695,971	99,970
Salary and welfare payable	108,317	153,969	22,116
Tax payable	58,881	74,340	10,678
Operating lease liability, current (1)	—	37,009	5,316
Accrued liabilities and other current liabilities	16,106	15,444	2,218

Total current liabilities	730,457	1,114,417	160,075

Non-current liabilities:
Deferred revenue, non-current	32	—	—
Operating lease liability, non-current (1)	—	117,124	16,824
Other non-current liabilities	1,000	12,441	1,787

Total non-current liabilities	1,032	129,565	18,611

Total liabilities	731,489	1,243,982	178,686

Shareholders’ equity/(deficit)
Class A Ordinary shares	194	208	30
Class B Ordinary shares	121	121	17
Subscriptions receivable from founding shareholders	(122)	(122)	(17)
Treasury Stock	—	(10,730)	(1,541)
Additional paid-in capital	1,139,250	1,167,884	167,756
Accumulated other comprehensive income	16,318	29,483	4,235
Accumulated (deficit)	(936,868)	(1,511,649)	(217,135)

Total shareholders’ equity/(deficit)	218,893	(324,805)	(46,655)

Total liabilities and shareholders’ equity/(deficit)	950,382	919,177	132,031

(1)

On January 1, 2019, the Company adopted ASC 842, the new lease standard, using the additional transition method. No cumulative effect adjustment to the opening balance of retained earnings was required.

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31	September 30	December 31		December 31	December 31
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	224,461	262,092	231,390	33,237	637,224	1,023,213	146,975
Cost of revenues	(71,656)	(71,825)	(77,135)	(11,080)	(174,731)	(273,515)	(39,288)

Gross profit	152,805	190,267	154,255	22,157	462,493	749,698	107,687

Operating expenses:
Sales and marketing expenses	(241,745)	(289,184)	(266,855)	(38,331)	(705,414)	(969,401)	(139,246)
Research and development expenses	(53,719)	(57,723)	(53,182)	(7,639)	(155,154)	(213,866)	(30,720)
General and administrative expenses	(17,082)	(57,893)	(47,672)	(6,848)	(65,423)	(153,507)	(22,050)

Total operating expenses	(312,546)	(404,800)	(367,709)	(52,818)	(925,991)	(1,336,774)	(192,016)

Other operating income	—	—	2,390	343	—	2,390	343

Loss from operations	(159,741)	(214,533)	(211,064)	(30,318)	(463,498)	(584,686)	(83,986)

Other income/(expenses):
Interest income	371	376	9,845	1,414	2,732	11,283	1,621
Foreign exchange related gains/(losses), net	143	(2,605)	1,084	156	(4,156)	(2,533)	(364)
Change in fair value of short-term investment	—	1,767	(5,705)	(819)	—	—	—
Other income, net	1,903	1,108	1,905	274	1,016	3,055	439

Loss before income taxes expenses	(157,324)	(213,887)	(203,935)	(29,293)	(463,906)	(572,881)	(82,290)

Income tax expenses	(6,042)	(209)	(1,635)	(235)	(24,160)	(1,900)	(273)

Net loss	(163,366)	(214,096)	(205,570)	(29,528)	(488,066)	(574,781)	(82,563)

Series A Preferred share redemption value accretion	—	—	—	—	(1,978)	—	—
Series B Preferred share redemption value accretion	—	—	—	—	(10,140)	—	—
Series C Preferred share redemption value accretion	—	—	—	—	(15,899)	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders	(163,366)	(214,096)	(205,570)	(29,528)	(516,083)	(574,781)	(82,563)

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31	September 30	December 31		December 31	December 31
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(163,366)	(214,096)	(205,570)	(29,528)	(488,066)	(574,781)	(82,563)
Other comprehensive (loss)/income
—Foreign currency translation adjustment, net of nil tax	(2,634)	19,543	(7,213)	(1,036)	16,403	13,165	1,891

Comprehensive loss	(166,000)	(194,553)	(212,783)	(30,564)	(471,663)	(561,616)	(80,672)

Net loss per Class A and Class B ordinary shares
—Basic and Diluted	(3.41)	(4.33)	(4.15)	(0.60)	(19.17)	(11.64)	(1.67)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	47,952,231	49,471,118	49,581,163	49,581,163	26,921,735	49,364,429	49,364,429

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31	September 30	December 31		December 31	December 31
	2018	2019	2019		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(163,366)	(214,096)	(205,570)	(29,528)	(488,066)	(574,781)	(82,563)
Add:
Share-based compensation expenses	6,374	4,391	3,233	465	45,473	26,683	3,833
Depreciation of property, plant and equipment and amortization of Intangible assets	1,970	6,186	7,962	1,144	5,854	21,587	3,101
Amortization of prepaid interest expense and service fees to loan companies	245	49	3	—	2,308	304	44

Impairment loss	—	—	6,857	985	—	6,857	985
Income tax expenses	6,042	209	1,635	235	24,160	1,900	273
Subtract:
Interest income	(371)	(376)	(9,845)	(1,414)	(2,732)	(11,283)	(1,621)

Adjusted EBITDA	(149,106)	(203,637)	(195,725)	(28,113)	(413,003)	(528,733)	(75,948)

Net loss	(163,366)	(214,096)	(205,570)	(29,528)	(488,066)	(574,781)	(82,563)
Add back:
Share-based compensation expenses	6,374	4,391	3,233	465	45,473	26,683	3,833

Adjusted net loss	(156,992)	(209,705)	(202,337)	(29,063)	(442,593)	(548,098)	(78,730)